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                                           Filed by Price Communications
                                           Corporation pursuant to Rule 425
                                           under the Securities Act of 1933
                                           and deemed filed pursuant to Rule
                                           14a-12 under the Securities
                                           Exchange Act of 1934.


                        PRICE COMMUNICATIONS CORPORATION
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NEWS RELEASE                                          CONTACT:
June 3, 2002                                          ROBERT PRICE
                                                      212-757-5600

                        PRICE COMMUNICATIONS CORPORATION
                   ANNOUNCES JULY 23, 2002 ANNUAL MEETING DATE
                            TO APPROVE VERIZON MERGER

         NEW YORK, June 3, 2002 - Price Communications Corporation announced today that it would hold its combined annual meeting of shareholders for the years 2002 and 2001 on July 23, 2002 at 10:00 a.m. The meeting will be held at the offices of Proskauer Rose, 1585 Broadway, New York City on the 26th floor. The record date for the meeting has been set for June 3, 2002. The agenda for the meeting will include approval of the previously announced merger of its Price Communications Wireless business with a partnership controlled by Verizon Wireless.

         Bob Price, President of Price Communications Corporation stated,

                  "Our combined proxy and Verizon prospectus has been declared effective by the SEC. We urge that our shareholders read this material and be certain to vote. This merger requires an affirmative vote of 66 2/3 percent of all shares outstanding. Our Board of Directors recommends a "yes" vote on all items and a prompt return of the proxy card."

         Price Communications Corporation is a New York Stock Exchange public company (symbol: PR), with approximately 54.6 million shares outstanding. It is also traded on the Chicago Stock Exchange (symbol: PR.M), the Boston Stock Exchange (symbol: PR.B) and the Pacific Stock Exchange (symbol: PR.P) and trades in Euros on the Frankfurt and Munich Stock Exchanges. It is headquartered in New York City.

                 45 ROCKEFELLER PLAZA, NEW YORK, NEW YORK 10020